FILED VIA EDGAR

August 17, 2023

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       Williamsburg Investment Trust

File Nos. 811-5685; 33-25301

Post-Effective Amendment No. 81

Ladies and Gentlemen:

On behalf of Williamsburg Investment Trust (the “Registrant”), attached for filing is Post-Effective Amendment No. 81 (the “Amendment”) to Registrant’s registration statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940. to become effective 75 days after filing pursuant to Rule 485(a) under the Securities Act of 1933..

The Amendment is for the purpose of establishing a new series of shares of Registrant: the Davenport Insider Buying Fund.

Please contact the undersigned at 513/346-4181 with your questions and comments concerning this filing.

Very truly yours,

/s/ Betsy Santen

Betsy Santen

Assistant Secretary

Ultimus Fund Solutions, LLC           225 Pictoria Drive, Suite 450                Phone: 513 587 3400

www.ultimusfundsolutions.com         Cincinnati, Ohio 45246                         Fax: 513 587 3450